EXHIBIT 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	2002	2003	2004	2005	2006
	(In millions except for ratio amounts)

Income from continuing operations before provision for income taxes	$168	$934	$2,068	$2,447	$3,525
Less:
Income (loss) from equity investees	(6)	93	207	186	266
Add:
Interest expensed	84	130	139	135	134
Capitalized interest amortized or expensed	14	9	14	15	32
Portion of rents representative of the interest factor	37	35	35	34	32
Distributions from equity investees	13	17	101	138	72

Income as adjusted	$322	$1,032	$2,150	$2,583	$3,529

Fixed charges:
Interest expensed	$84	$130	$139	$135	$134
Capitalized interest	3	—	—	—	—
Portion of rents representative of the interest factor	37	35	35	34	32

Fixed charges	$124	$165	$174	$169	$166

Ratio of consolidated earnings to fixed charges	2.59	6.25	12.36	15.28	21.26